

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Karan Puri
Chief Executive Officer
Vahanna Tech Edge Acquisition I Corp.
1230 Avenue of the Americas, 16th Floor
New York, NY 10020

> **Re: Vahanna Tech Edge Acquisition I Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 22, 2023**
> **File No. 001-41094**

Dear Karan Puri:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Finance